EXHIBIT 99.1

CONTACT

Edward Wong, Chief Financial Officer

011-852-2810-7205 or cfo@chrb.com

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES AGREES TO

ACQUIRE COPPER SMELTER LOCATED IN INNER MONGOLIA

HONG KONG, February 29, 2006 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People’s Republic of China (“PRC”), today announced that, on February 20, 2008 it entered into an agreement (the “Agreement”) with Feishang Group Limited (“FGL”) pursuant to which China Natural Resources will acquire 100% of the issued and outstanding capital stock (the “Shares”) of Mark Faith Technology Development Limited and its operating subsidiary (“Mark Faith”) from FGL, a related party.

The purchase price for the Shares is equal to the lesser of (i) the audited consolidated net asset value of the Mark Faith as at December 31, 2007 and (ii) RMB24,252,464 (approximately US$3,300,000). In addition, China Natural Resources will pay FGL RMB47,291,576 (approximately US$6,500,000) in satisfaction of outstanding indebtedness of Mark Faith to FGL. China Natural Resources paid FGL RMB30,000,000 (approximately US$4,110,000) at the time the Agreement was signed and the balance of RMB41,544,040 (approximately US$5,691,000) is payable at a closing that is expected to occur on or before March 7, 2008.

Mark Faith owns all of the outstanding capital stock of Bayannaoer City Feishang Copper Company Limited ("Feishang Copper”), a company established under the laws of the People's Republic of China ("PRC") in Inner Mongolia.  Feishang Copper principally engages in the smelting and refining of copper for distribution in the PRC. Feishang Copper commenced trial production at less than full capacity in May 2007, and it is expected that commercial production will commence in early July 2008, subject to receipt of necessary certifications and permits from the relevant PRC government authorities.

Based on the unaudited management accounts of Feishang Copper as at December 31, 2007, Feishang Copper had total assets of approximately RMB458 million (approximately US$62,740,000) and total liabilities of approximately RMB387 million (approximately US$53,014,000), of which approximately RMB259 million (approximately US$35,479,000), represented advances from related companies. Following completion of the acquisition, China Natural Resources intends to gradually fund additional capital contributions to Feishang Copper to enable it to reduce this debt. For the year ended December 31, 2007, Feishang Copper recorded net sales of RMB297 million (US$40,685,000) and a net loss of RMB5 million (US$685,000). Feishang Copper has not yet commenced formal production and did not operate at full capacity during the year ended December 31, 2007. The foregoing financial information of Feishang Copper was prepared by management, has not been audited and was prepared in accordance with generally accepted accounting principles in the PRC. This information may differ materially from the financial condition, results of operations and operating data of Feishang Copper to be reported by China Natural Resources following consolidation and completion of the audit process in accordance with accounting principles generally accepted in the United States.  Shareholders and prospective investors are cautioned not to place undue reliance on this information. Results of operations presented above may not be indicative of results of operations that may be achieved in subsequent periods.

Mr. Feilie Li, the Company’s CEO and Chairman commented “This is an important step taken by us towards adopting an integrated operating model that includes mining, ore processing, smelting and refining of copper and other non-ferrous metals. Our core strategy is to expand our coal and non-ferrous metal reserves through acquisitions followed by the further development of our coal and non-ferrous metal processing capability. The proposed acquisition of the copper smelter shall enable us to move down the supply chain by utilizing copper concentrate for refining into metal and chemical products.”

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars (“US$”) at the rate of US$1.00=RMB7.30 quoted by the People’s Bank of China as at December 31, 2007. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate, or that the translation into US$ is in accordance with US generally accepted accounting principles.

This press release includes forward-looking statements within the meaning of federal securities laws. These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission